Exhibit (b)(2)

ONE GROUP INVESTMENT TRUST

Amendment,

Effective August 12, 2004,

to

BYLAWS

as Revised February 16, 2000

Pursuant to Article XII of the Bylaws, the Trustees of One Group Investment Trust, by unanimous vote at a meeting held on August 12, 2004, amended the Bylaws as follows:

1.	Sections 5 and 6 of Article III are hereby redesignated Sections 7 and 8, respectively.

2.	Immediately following Section 4 of Article III (and immediately preceding redesignated Section 7 of Article III), the following text is hereby inserted:

“Section 5. Quorum and Required Vote. Unless a larger quorum is expressly required by any provision of applicable law, the Declaration, or these Bylaws, the presence (in person or by proxy) of a majority of the Shares entitled to vote shall constitute a quorum at a meeting of Shareholders. When any one or more series or classes of Shares is to vote as a single class separate from all other Shares, a majority of the Shares of each such series or class entitled to vote shall constitute a quorum at meeting of Shareholders of such series or class. Unless a larger vote is expressly required by any provision of applicable law, the Declaration, or these Bylaws, when a quorum is present at any meeting of Shareholders, a majority of the Shares voted (in person or by proxy) shall decide any question, including the election of any Trustee, provided that, where any provision of applicable law, the Declaration, or these Bylaws requires that the holders of any one or more series or classes of Shares shall vote as a single class separate from all other Shares, a majority of the Shares of such series or class voted on the matter, including the election of any Trustee, shall decide such matter insofar as such series or class is concerned.

“Section 6. Adjournments. Broker non-votes, if any, will be excluded from the denominator of the calculation of the number of votes required to approve any proposal to adjourn a meeting of Shareholders. Any business that might have been transacted at the meeting of Shareholders originally called may be transacted at any such adjourned meeting of Shareholders at which a quorum is present. Notice of adjournment of a meeting of Shareholders to another time or place does not need to be given if such time and place are announced at the meeting of Shareholders at which the adjournment is taken and the adjourned meeting of Shareholders is held within a reasonable time after the date set for the original meeting.”